HOOPOE CAPITAL MARKETS, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934
and Report of Independent Registered Public Accounting Firm
December 31, 2020

(Public)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70107

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** (MM/DD/YY) AND ENDING **12/31/2020** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hoopoe Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

603 Mass. Ave **Suite 200**
(No. and Street)

Boston	**MA**	**02118**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mohammad Kaleem **617-318-9244**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Withum Smith + Brown, PC
(Name - if individual, state last, first, middle name)

155 Seaport Blvd, F3	**Boston**	**MA**	**02210**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Mohammad Kaleem, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hoopoe Capital Markets, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Representative
Title

Subscribed and sworn to before me this **25** day of **February** 2021

Notary Public

Samantha Loretta Wright
NOTARY PUBLIC
Commonwealth of Massachusetts
My Commission Expires
May 8, 2026

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental (AUP).
- [ ] (n) Management's Exemption Report
- [ ] 0 Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOOPOE CAPITAL MARKETS, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Managing Member of Hoopoe Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hoopoe Capital Markets, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

Boston, Massachusetts

February 25, 2021

WithumSmith+Brown, PC 155 Seaport Boulevard, Boston, Massachusetts 02210-2698 T (617) 227 3333 F (617) 227 5430 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

HOOPOE CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets

Cash and cash equivalents	$ 201,692
Clearing deposit	50,000
Total assets	**$ 251,692**

Liabilities and Member's Equity

Liabilities

Accounts payable	$ 174
Deferred revenue	5,859
Member's equity	**245,659**
Total liabilities and member's equity	**$ 251,692**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Hoopoe Capital Markets, LLC (the "Company") is a Delaware Limited Liability Company formed on March 14, 2018, and was approved by the Securities and Exchange Commission ("SEC") on December 20, 2018 (date of registration) for the purpose of conducting business as a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the SEC. The Company also represents corporate and private clients in a broad range of transactions, including; private placement; as a broker retailing corporate equity and debt securities, U.S. government securities, municipal securities including 529 plans, non-traded real estate investment trusts (REITs), mutual funds; and as a broker selling variable life insurance or annuities. The Company transacts its business with customers located in California, Massachusetts, New Jersey, New York, Pennsylvania and Texas. The Company as a non-clearing broker does not handle any customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2020, cash and cash equivalents consists primarily of an interest-bearing checking account.

The Company maintains a cash bank deposit account with a financial institution in Massachusetts. At December 31, 2020, the Company's cash did not exceed the Federal Deposit Insurance Corporation ("FDIC") limit, up to $250,000.

RECEIVABLES FROM CUSTOMER CONTRACTS AND CLEARING DEPOSIT

The Company performs periodic credit evaluations of its customers and generally does not require collateral. The Company does not believe significant credit risks exist at December 31, 2020, with respect to its accounts receivable.

No allowance for doubtful accounts has been provided for based on prior years' experience and Management's analysis of possible bad debts. At January 1, 2020 and December 31, 2020, the Company has a balance of $0 of receivables from customer contracts. At December 31, 2020, the Company has a $50,000 cash deposit with their clearing broker in connection with their clearing agreement.

SIGNIFICANT JUDGMENTS

Revenue from contracts with customers includes commission income and fees from private placements. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events. If the revenue, in our judgment, does not meet the criteria for inclusion in income, then the revenue would be recorded as deferred revenue.

The Company had no contract assets at January 1, 2020 and December 31, 2020. The Company had deferred revenue of $2,822 and $5,859 at January 1, 2020 and December 31, 2020, respectively.

INCOME TAXES

The Company is a single member limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of the member. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

At December 31, 2020, management of the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return which would require adjustment to or disclosure in its financial statements. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the date on which those returns are filed.

MEASUREMENT OF CREDIT LOSSES ON FINANCIAL INSTRUMENTS

In June 2016, the FASB issued an accounting standards update, (ASU) 2016-13, Financial Instruments-Credit losses (Topic 326), which will replace the current incurred loss impairment methodology in U.S. GAAP with a methodology that reflects the expected credit losses. The update is intended to provide financial statement users with more decision-useful information about expected credit losses. Also, the FASB has issued amendments to the update with transition relief intended to improve comparability of financial statement information for some entities, to decrease costs for some financial statement preparers and to clarify some disclosures. This update is effective on a modified retrospective basis for financial statements issued for fiscal years beginning after December 15, 2019 for public filers, and interim periods within those fiscal years.

The Company identified receivables, including its clearing deposit, from its clearing broker ($50,000 balance at both January 1, 2020 and December 31, 2020) as impacted by the above guidance. As a non-clearing broker, the Company has its customers' transactions cleared through the executing broker or other broker-dealers pursuant to clearance agreements. The Company's receivables from broker-dealers and clearing organizations may include commissions receivable from settled and unsettled trades, accrued interest receivables and cash deposits. For commissions receivable from trades settled pursuant to clearance agreements, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time as the trades are settled daily between the clearing organization and the Company's customers. The Company proactively monitors the settlement activity between the clearing organization and its customers and reviews the credit quality of its counterparties.

The Company has evaluated the effect of the update and determined that there is no material impact on its financial statements for the fiscal year ended December 31, 2020. The Company's CECL allowance at January 1, 2020 and December 31, 2020 was zero.

RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

NOTE 3 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c- 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, as defined. At December 31, 2020 the Company had net capital of $245,659 which was $240,659 in excess of its minimum net capital of $5,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. As of December 31, 2020, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

NOTE 6 - CLEARING ARRANGEMENTS

The Company entered into a clearing agreement with RBC Capital Markets LLC ("Clearing Broker") on December 14, 2018 to provide executions and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the Clearing Agreement, the Company is required to maintain a deposit of $50,000 with the Clearing Broker.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with Hoopoe Advisors ("HA") pursuant to SEC rule 17a-3 and 17a-4. Pursuant to the agreement the Company is not obligated to pay its affiliate for services described in the expense sharing agreement paid by its affiliate. As per the agreement, HA maintains a schedule of these expenses as per the requirements of the SEC and FINRA. The Company's expense sharing agreement includes services for utilities, telephone services, internet services and typical office facilities expense.

NOTE 8 – RISKS AND UNCERTAINTIES

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9 - SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through February 25, 2021. There were no subsequent events that required recognition or disclosure.